Exhibit 99.1

Pacific Drilling Announces Trading Suspension on the NYSE and Move to Over-the-Counter Market

LUXEMBOURG (September 12, 2017) - Pacific Drilling S.A. (NYSE: PACD) announced today that it has received notice from NYSE Regulation, Inc. that trading of the Company’s common stock on the New York Stock Exchange ("NYSE") was suspended after market close today, September 12, 2017.

The NYSE stated that the Company was not in compliance with the NYSE's continued listing standard, which currently requires a company with listed common stock to maintain an average global market capitalization of not less than $15.0 million over a consecutive 30 trading-day period.

NYSE Regulation has informed the Company that application to the Securities and Exchange Commission to delist the Company's common stock is pending the completion of all applicable procedures, including any appeals by the Company of NYSE Regulation's decision.  While the Company has the right to appeal the NYSE determination, based upon the cost of appeal and the likelihood of success, the Company believes it is in the best interest of its shareholders not to contest this action and has informed the NYSE that the Company will not appeal the NYSE’s determination.

The Company’s common shares will commence trading in the over-the-counter (“OTC”) market on the Pink Quotes (formerly the “Pink Sheets”) on Wednesday, September 13, 2017.  The Company is also taking appropriate steps to work with a market maker to apply for registration and quotation of its common stock on the OTC Bulletin Board ("OTCBB").  The Company’s NYSE ticker symbol “PACD” will be discontinued and its OTC ticker symbol will be “PACDF”.

This transition to the over-the-counter markets does not affect the Company's business operations and will not change its obligation to file periodic and certain other reports with the Securities and Exchange Commission under applicable federal securities laws.   Shareholders are still the registered owners of the securities and commencing September 13, 2017 will be able to trade them on the OTC.  Information on the Pink Quotes and the OTCBB can be accessed via their respective websites at www.otcmarkets.com and www.otcbb.com.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release, and oral statements made regarding the subjects of this press release, including the conference call announced herein, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “our ability to,” “plan,” “potential,” “project,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future client contract opportunities, availability of vessels, revenues and operating results and revenue efficiency. Although we believe that these forward-looking statements are reasonable as and when made, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projections include: future levels of offshore drilling activity; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; changes in worldwide rig supply and demand, competition and technology; actual contract commencement dates; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes; our ability to obtain waivers of or amendments to our maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; our ability to continue as a going concern and any potential bankruptcy proceeding; and our ability to repay debt and adequacy of and access to sources of liquidity. For additional information regarding factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81
Investor@pacificdrilling.com